Peter Wardle Direct: +1 213.229.7242 Fax: +1 213.229.6242 PWardle@gibsondunn.com

MAY 12, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	F45 Training Holdings Inc. Registration Statement on Form S-1

Draft Registration Statement Submitted Confidentially on May 12, 2021

Dear Ladies and Gentlemen:

On behalf of our client, F45 Training Holdings Inc., a Delaware corporation (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “SEC”), on a confidential basis, for its review the Company’s amendment to its draft Registration Statement on Form S-1 (the “Registration Statement”) last submitted to the SEC on December 12, 2019, relating to a proposed offering in the United States of the Company’s common stock (the “Offering”).

Please do not hesitate to contact me, Peter Wardle, by telephone at (213) 229-7242 or by email at PWardle@gibsondunn.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Peter Wardle
Peter Wardle

cc:	Patrick Grosso, Chief Legal Officer of F45 Training Holdings Inc.

Daniela Stolman, Gibson, Dunn & Crutcher LLP